Exhibit 8.1

Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606
T 312.845.3000
F 312.701.2361

Paul D. Carman | Partner
D 312.845.3443
M 312.315.6964
F 312.516.1443
carman@chapman.com

August 22, 2025

Bitwise Investment Advisors, LLC

250 Montgomery Street Suite 200

San Francisco, California 94104
Attention: Katherine Dowling

Re: Bitwise 10 Crypto Index Fund

Dear Ladies and Gentlemen:

You have requested our opinion regarding the federal income tax characterization of the Bitwise 10 Crypto Index Fund (the “Fund”), a Delaware statutory trust. Specifically, we have been asked for our opinion as to whether the Fund will be treated as a partnership for U.S. federal income tax purposes.

Review and Reliance

In rendering the opinions expressed below, we have made such legal and factual examinations and inquiries as we have deemed necessary or advisable for the purpose of rendering such opinions, including but not limited to the examination of the Trust Agreement of the Fund, and the prospectus (such documents, the “Transaction Documents”).

In rendering the opinions set forth below, we have assumed that: (i) each Transaction Document has been duly authorized by each party thereto; (ii) each Transaction Document has been duly executed and delivered by each party thereto; (iii) each party to each Transaction Document has the requisite power and authority (corporate, partnership, or other) to execute, deliver, and perform each Transaction Document to which it is a party; (iv) each Transaction Document constitutes a legal, valid, and binding agreement of the parties to such Transaction Document enforceable against such parties in accordance with its terms; (v) each of the parties to the Transaction Documents will duly comply with the terms of the relevant Transaction Documents; and (vi) the parties to the Transaction Documents will conduct their activities only as provided in the Transaction Documents.

We have relied, without independent investigation, as to factual matters on, and assumed the accuracy of (without regard to any qualifications as to knowledge or belief), the representations and warranties contained in the Transaction Documents and on certificates of public officials and of officers and other representatives of the Sponsor.

Assumptions

In our examination, we have assumed the legal capacity of natural persons, the authenticity of all documents submitted to us as original, the conformity to original documents of all documents submitted to us as translations or certified or photostatic copies and the authenticity of the originals of such latter documents. We have further assumed that there are not, and will not be any, arrangements, understandings or agreements among any of the parties relating to the investment in the portfolio other than those expressly set forth in the Transaction Documents.

We have also assumed based upon your representations to us that the facts as described in the Factual Background section of this opinion is accurate in all material respects. We have further assumed that all representations made to us by the Sponsor are true.

This opinion is based upon the Code, United States Treasury regulations (the “Regulations”), judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof.

Opinions

Based on the foregoing discussion and subject to qualifications and assumptions stated herein, on the basis of our examination of the Transaction Documents and the facts and analysis herein stated, we are of the opinion that if all of the parties to the Transaction Documents comply (without waiver) with all of the provisions of the Transaction Documents,

(i)	the Fund should be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes;

(ii)	the Fund may be classified as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”),[1] but should be eligible for the exception under Section 7704(c) for publicly traded partnerships that meet certain gross income requirements.

[1]	Unless otherwise indicated, references to “Sections” in this opinion are references to sections of the Code.

Factual Background

The Fund’s principal investment objective is to invest in a portfolio of crypto assets that tracks the Bitwise 10 Large Cap Crypto Index (the “Index”) as closely as possible with certain exceptions. In addition, in the event the portfolio crypto assets being held by the Fund present opportunities to generate returns in excess of the Index the Fund may also pursue these incidental opportunities as part of the investment objective. The Fund rebalances monthly alongside the rebalance of the Index to stay current with changes.

Discussion

The Fund will be formed as a trust for state law purposes, but under Treas. Reg. § 301.7701-4(c) a trust with a power to vary the investment of the certificate holders will be treated as a business entity for federal income tax purposes. The investment strategy of the Fund will cause the Fund to have a power to vary the investment of the Shareholders. Thus, the Fund will be a business entity. Under Treas. Reg. § 301.7701-2, an unincorporated business entity with more than two owners is generally treated as a partnership.

Under Section 7704, in general, publicly traded partnerships are taxed as corporations for federal income tax purposes. A partnership is considered to be publicly traded if interests in the partnership are traded on an established securities market, on a secondary market or the substantial equivalent thereof. It is anticipated that interests in the Fund will be traded on an established securities exchange.

If a partnership is publicly traded, the partnership may still not be taxed as a corporation if at least 90 percent of the gross income of the partnership consists of interest, dividends, real property rents, gain from the sale or disposition of real property, income and gain derived from the exploration, development, mining or production, processing, refining transportation (including pipelines transporting gas, oil, or products thereof) or the marketing of any mineral or natural resources (including fertilizer, geothermal energy and timber), any gain from the sale or disposition of a capital asset (or property described in Section 1231(b), held from the production of income described in this sentence and, in the case of a partnership a principal activity of which is the buying and selling of commodities (not described in Section 122l(a)(l)) or futures, forwards and options with respect to commodities, income and gain from such commodities, futures, forwards or options.

The word “commodities” has not been defined for the purposes of Section 7704. In construing a statute, words are given their ordinary, plain meaning unless defined otherwise.2 The Internal Revenue Service, in Revenue Ruling 73-158, has interpreted the “ordinary financial sense” of the word “commodities” to include all products that are traded in and listed on commodities exchanges located in the United States. Furthermore, under Revenue Ruling 73-158, the word “commodities” includes the actual commodity and commodity futures contracts. Futures, forwards, and options in regard to bitcoin, ether and solana are traded on commodities exchanges in the United States,3 so bitcoin, ether and solana would be a commodities as interpreted by Revenue Ruling 73-158.

The Commodity Futures Trading Commission (“CFTC’) has interpreted “commodities” to include cryptocurrencies and at least one court has confirmed that cryptocurrencies fall well within the category of goods and articles in which contracts for future delivery are presently or in the future dealt in.4

[2]	BedRoc Ltd., LLC v. United States, 541 U.S. 176, 183, 124 S. Ct. 1587, 1593, 158 L. Ed. 2d 338 (2004) (quoting Connecticut Nat’l Bank v. Germain, 503 U.S. 249, 253-54, 112 S. Ct. 1146, 1149, 117 L. Ed. 2d 391 (1992)).
[3]	See, e.g., https://www.cmegroup.com/markets/cryptocurrencies.html#explore-our-cryptocurrency-products; https://www.cftc.gov/PressRoom/PressReleases/7654-17.
[4]	The CFTC first established the position that bitcoin and other cryptocurrency were commodities through enforcement actions settling alleged violations of the Commodity Exchange Act. See, e.g., In the Matter of: Coinflip, Inc., d/b/a Derivabit, and Francisco Riordan, CFTC Docket No. 15-29 (Sept. 17, 2015) (consent order) and In re BFXNA INC. d/b/a BITFINEX, CFTC Docket No. 16-19 (June 2, 2016) (consent order). The CFTC successfully litigated before federal courts the position that cryptocurrencies such as bitcoin are commodities. See, e.g., CFTC v McDonnell and CabbageTech, Corp., 18-CV-361 (E.D.N.Y. Mar. 6, 2018) and CFTC v My Big Coin Pay, Inc., l 8-cv-10077-RWZ (D. Mass. Sept. 26, 2018).

The Fund intends to have a principal activity be buying and selling crypto assets to replicate the Index. Applying the definitions of commodities in Revenue Ruling 73-158 and adopted by the CFTC, the Fund would have a principal activity of buying and selling commodities. The Fund does not intend to hold its crypto assets as inventory.

However, the income exception does not apply to partnerships that would be classified as regulated investment companies if they were corporations. In general, a partnership would be classified as a regulated investment company if it were a corporation if the partnership is required to register under the Investment Company Act of 1940, as amended, as a management company or a unit investment trust.

The Securities Exchange Commission has determined that a fund investing substantially in crypto assets and related products does not meet the definition of an investment company under the Investment Company Act of 1940 and is not permitted to register under such act. 5 Because the Fund would not be eligible to register under the Investment Company Act of 1940, the Fund should be eligible to make use of the income exception under Section 7704(c) to treatment of a publicly traded partnership as taxable as a corporation.

Limitations

Our opinion is based on relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the relevant authorities and law may cause the tax treatment to be materially different from that described above. Our opinion represents only our legal judgment and, unlike a tax ruling, is binding neither on the IRS nor a court of law and has no official status of any kind. The IRS or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case.

These opinions, as qualified and limited herein, are strictly limited to the Funds and applying the Assumptions and Factual Background above for U.S. federal income tax purposes, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

This opinion is limited in scope. There may be material issues affecting the transaction that are not discussed herein. This opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on the taxpayer unless the issues are specifically addressed by the opinion.

Sincerely,

/s/ Chapman and cutler llp
Chapman and Cutler llp

PDC/H_M/JMA

[5]	SEC Division of Investment Management, Letter re Cipher Technologies Bitcoin Fund (Oct. 1, 2019).

4